Exhibit 21.1

SUBSIDIARIES OF RIOT PLATFORMS, INC.

The following is a list of subsidiaries of the registrant, Riot Platforms, Inc., a Nevada corporation (Nasdaq: RIOT), omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary of the registrant as of December 31, 2025:

Name of Subsidiary	Place of Formation
Whinstone US, Inc.	Delaware
ESS Metron, LLC	Colorado
Riot Corsicana, LLC	Texas
Block Mining, Inc.	Kentucky
Riot Data Centers, LLC	Delaware

We also have additional operating and holding company subsidiaries that, if considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

All of the above listed subsidiaries have been consolidated in our consolidated financial statements.